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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4926 SEC

SEC
Mail Processing
Section

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

AUG 17 2009

REPORT FOR THE PERIOD BEGINNING___7/1/08___ AND ENDING___6/30/09___ Washington, DC
                                          MM/DD/YY   MM/DD/YY   **122**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mewbourne Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___3901 South Broadway___
(No. and Street)

___Tyler___   ___Texas___   ___75701___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___BDO Seidman, LLP___
(Name – *if individual, state last, first, middle name*)

___700 North Pearl, Suite 200___   ___Dallas___   ___Texas___   ___75201___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A6
9/17

OATH OR AFFIRMATION

I, ___John Roe Buckley_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Mewbourne Securities, Inc._____, as of ___June 30_____, 20_09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
GLENDA F. KLINE
Notary Public
STATE OF TEXAS
My Comm. Exp. 5-28-2011
```

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mewbourne Securities, Inc.

**Statement of Financial Condition
and Supplemental Information
Filed Pursuant to SEC Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934**
Year Ended June 30, 2009



BDO Seidman, LLP
Accountants and Consultants

Mewbourne Securities, Inc.

Statement of Financial Condition
and Supplemental Information
Filed Pursuant to SEC Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
Year Ended June 30, 2009

Mewbourne Securities, Inc.

Table of Contents



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

Board of Directors
Mewbourne Securities, Inc.
Tyler, Texas

We have audited the accompanying statement of financial condition of Mewbourne Securities, Inc. (the Company), a wholly-owned subsidiary of Mewbourne Holdings, Inc., as of June 30, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mewbourne Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
July 29, 2009

Mewbourne Securities, Inc.

Statement of Financial Condition

June 30,		**2009**
Assets		
Cash	$	47,578
Marketable securities		12,786
Total assets	$	60,364
Liabilities and Stockholder's Equity		
Accounts payable, affiliate	$	1,040
Stockholder's equity:		
Common stock, $.01 par value, 1,000 shares authorized issued and outstanding		10
Additional paid-in capital		294,881
Deficit		(235,567)
Total stockholder's equity		59,324
Total liabilities and stockholder's equity	$	60,364

See accompanying notes to financial statements.

Mewbourne Securities, Inc.

Statement of Operations

Year ended June 30,		2009
Revenue		
Unrealized loss on investments	$	**(3,144)**
Expenses		
Registration fees		**18,807**
Office services		**4,471**
Professional services		**27,398**
Other taxes		**1,200**
Total expenses		**51,876**
Net loss	$	**(55,020)**

See accompanying notes to financial statements.

Mewbourne Securities, Inc.

Statement of Stockholder's Equity

	Common Stock			Additional Paid-in Capital		Accumulated Deficit		Total
	Shares	Amount						
Balance at June 30, 2008	1,000	$ 10	$	239,881	$	(180,547)	$	59,344
Capital contributions	-	-		55,000		-		55,000
Net loss	-	-		-		(55,020)		(55,020)
Balance at June 30, 2009	1,000	$ 10	$	294,881	$	(235,567)	$	59,324

See accompanying notes to financial statements.

Mewbourne Securities, Inc.

Statement of Cash Flow

Year ended June 30,		2009
Cash flows from operating activities		
Net loss	$	(55,020)
Loss on investments		3,144
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in accounts payable, affiliates		180
Net cash used in operating activities		(51,696)
Cash flows from financing activities		
Capital contributions		55,000
Net cash provided by financing activities		55,000
Increase in cash and cash equivalents		3,304
Cash, beginning of year		44,274
Cash, end of year	$	47,578

See accompanying notes to financial statements.

---

1. Organization and Significant Accounting Policies

<u>Organization</u> - Mewbourne Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Texas corporation that is a wholly-owned subsidiary of Mewbourne Holdings, Inc. ("MHI"). The Company facilitates the sponsorship of interests in certain oil and gas limited partnerships. The Company does not receive any fees in performing this function.

<u>Estimates</u> - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Marketable Securities</u> - The investment in NASDAQ common stock is shown as marketable securities in the accompanying Statement of Financial Condition and is classified as trading. Accordingly, such securities are carried at fair value. In accordance with the provision of Rule 15c3-1, unrealized holding gains related to these securities have been included in the computation of net capital as defined.

2. Income Taxes

The Company is included in MHI's consolidated federal income tax return. Current income tax expense is calculated on a current basis at the MHI (consolidated) level and then allocated to the Company based on the ratio of its respective taxable income to the aggregate taxable income of all entities in the consolidated group that have taxable income. The Company reimburses MHI for its share of allocated taxes, but receives no reimbursement from MHI related to its allocated share of tax benefits. No deferred taxes are provided.

3. Fair Value Measurements

Effective July 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), which provides a framework for measuring fair value under

accounting principles generally accepted in the United States of America. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. All of the Partnership's marketable securities fall into Level 1 and consist of NASDAQ common stock valued using quoted market prices at June 30, 2009.

4. Net Capital Requirements

Pursuant to the net capital provisions of the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. At June 30, 2009 the Company had net capital of $57,086 (as defined) and a minimum net capital requirement of $5,000.

The Company's net capital ratio (aggregate indebtedness to net capital) at June 30, 2009 approximated .018:1. The Company is required to maintain a net capital ratio of 15:1 or less.

The Company handled no customer securities or accounts during the period ended June 30, 2009, and accordingly is not subject to the requirements under SEC rule 15c3-3.

5. Related Party Transactions

Mewbourne Oil Company (MOC), an affiliate, provides a variety of services to the Company. MOC charges the Company for overhead reimbursements as well as accounting and other office services. Such charges in the amount of $4,471 are classified as office services on the accompanying Statement of Operations.

Accounts Payable, affiliate, at June 30, 2009, consisted entirely of reimbursements owed to MOC for expenses MOC paid on behalf of the Company.

6. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended June 30, 2009. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

7. Financial Condition and Liquidity

The Company has historically generated operating losses and its activities have not provided the cash necessary to fund its operations or its financing and investing activities. As a result, the Company has been dependent upon MHI to contribute the capital necessary to fund its operations and its financing and investing activities.

Management of the Company believes that it has sufficient cash on hand at June 30, 2009 to fund its operations and its financing and investing activities through June 30, 2010 without any additional capital contribution from MHI. In addition, although there is no legal or contractual requirement for it to do so, MHI has reaffirmed its ability and intent to provide additional capital contributions to the Company through at least June 30, 2010 if necessary.

Supplemental Schedule

Mewbourne Securities, Inc.

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2009

Net Capital:		Amount
Total stockholder's equity	$	59,324
Net capital before haircuts		59,324
Haircut on security position		(2,238)
Net capital		57,086
Less net capital requirement		(5,000)
Excess net capital	$	52,086
Aggregate indebtedness	$	1,040
Ratio of aggregate indebtedness to net capital		1.8%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Mewbourne Securities, Inc. claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(i).

IBDO

BDO Seidman, LLP
Accountants and Consultants

Independent Registered Public Accounting Firm's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Mewbourne Securities, Inc.
Tyler, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Mewbourne Securities, Inc. (the Company), a wholly owned subsidiary of Mewbourne Holdings, Inc., for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

BDO

BDO Seidman, LLP
Accountants and Consultants

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objective.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
July 29, 2009

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